UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No.   )(1)
	-------------------------------
	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey  07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	-------------------------------

	July 2, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
										---------

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________

(1)	Constitutes: (i) Amendment No. 6 to Schedule 13D dated
February 3, 1995, and Amendment No. 7 to Schedule 13G dated February 11, 1994, filed by Norton Garfinkle; and (ii) Amendment No. 6 to Schedule 13D dated July 24, 1995, and Amendment No. 7 to Schedule 13G dated February 11, 1994, filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Ernest Abate, as trustee of The Failing Trust.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Holding, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     12,844,001 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,844,001

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.2%

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)	Represents shares (the "Contribution Shares") of common
stock, $.01 par value, of Electronic Retailing Systems International, Inc. ("ERS") beneficially owned by Norton Garfinkle, Bruce F. Failing, Jr., Hanseatic Americas LDC, The Selim K. Zilkha Trust, Donald Zilkha, Thomas Taylor and The Nelson Family Trust, that are subject to voting agreements in favor of Systems Holding, Inc. ("Holdco") contained in certain subscription agreements executed to Holdco (the
"Holdco Subscription Agreements") in connection with the proposed merger (the "Merger") into ERS of a wholly-owned subsidiary of Holdco.

(2)	Excludes the Contribution Shares, to be contributed to Holdco under the Holdco Subscription Agreements prior to consummation of the Merger.




CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Merger Sub, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14    TYPE OF REPORTING PERSON*

      CO



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Norton Garfinkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)


	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	7,890,758 (see footnotes 1 and 2)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	7,890,758 (see footnotes 1 and 2)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,890,758 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnotes 3 and 4


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.0%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Includes 600,000 shares held by Garfinkle Limited Partnership
I and 6,489,970.5 shares held by Garfinkle Limited
Partnership II, with respect to each of which G.F. Management
Corp. (all of the shares of which are held by Norton
Garfinkle) acts as sole general partner.

(2) Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(3) Excludes the additional Contribution Shares. Mr. Garfinkle is a director and principal stockholder of Holdco.

(4) Excludes an aggregate of 3,145,637 shares (the "Failing Shares") included in the Contribution Shares beneficially owned by Bruce F. Failing, Jr., and Leigh Q. Failing and Ernest N. Abate, as co-trustees of The Failing Trust, and Elizabeth Z. Failing de Moccorea, subject to the provisions of a stockholders agreement dated March 12, 1993, as amended (the "ERS Stockholders Agreement").


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	600,000

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 6,489,970.5 shares held by
Garfinkle Limited Partnership II and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS
Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	6,489,970.5

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	6,489,970.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,489,970.5


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.4%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS Stockholders
Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	G.F. Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	7,089,970.5 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	7,089,970.5 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,089,970.5 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.2%

14	TYPE OF REPORTING PERSON*

	CO

---------------
(1)	Represents 600,000 shares held by Garfinkle Limited
Partnership I and 6,489,970.5 shares held by Garfinkle
Limited Partnership II, with respect to which G.F. Management
Corp. acts as sole general partner.

(2)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS Stockholders
Agreement.







CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,638,830 (see footnote 1)

8    SHARED VOTING POWER

     1,506,807 (see footnote 2)

9    SOLE DISPOSITIVE POWER

     1,638,830

10   SHARED DISPOSITIVE POWER

     1,506,807 (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,145,637


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnotes 3 and 4

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(2) Represents 1,318,489 shares held by The Failing Trust,
168,318 shares held be Elizabeth Z. Failing de Moccorea and 20,000 shares jointly owned with Leigh Q. Failing.

(3) Excludes the additional Contribution Shares. Mr. Failing is a director and principal stockholder of Holdco.

(4)	Excludes an aggregate of 7,890,758 shares (the "Garfinkle
Shares") beneficially owned by Norton Garfinkle, Garfinkle
Limited Partnership I and Garfinkle Limited Partnership II, subject to the provisions of the ERS Stockholders Agreement.







CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Leigh Q. Failing (individually and as trustee of The Failing
Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,338,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,338,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,338,489 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents 1,318,489 shares held by The Failing Trust and
20,000 shares jointly owned with Bruce F. Failing, Jr.

(2)	Excludes the Garfinkle Shares and 1,807,148 shares
beneficially owned by Bruce F. Failing, Jr., which are subject to the ERS Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Ernest N. Abate (as trustee of The Failing Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,318,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,318,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,489 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents shares held by The Failing Trust.

(2)	Excludes The Garfinkle Shares and 1,827,148 shares held by
Bruce F. Failing, Jr., which are subject to the ERS
Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Americas LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	581,800 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	581,800 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	OO


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hansabel Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0- (see footnote 1)

10	SHARED DISPOSITIVE POWER

	581,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	OO


----------------------
(1)	Represents shares beneficially owned by Hanseatic Americas
LDC; Hansabel Partners LLC is the sole managing member of Hanseatic Americas LDC.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	581,800 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	CO


----------------------
(1)	Represents shares beneficially owned by Hansabel Partners
LLC; Hanseatic Corporation is the sole managing member of Hansabel Partners LLC.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Wolfgang Traber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	581,800 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares beneficially owned by Hanseatic
Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Selim K. Zilkha (as trustee of The Selim K. Zilkha Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	580,834 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	580,834 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	580,834 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Donald Zilkha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	97,472 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	97,472 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	97,472

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(2)	Excludes 45,000 shares issuable upon exercise of stock
options granted by ERS exercisable within 60 days.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Thomas Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	300,000 (see footnotes 1 and 2)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	300,000 (see footnotes 1 and 2)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000 (see footnotes 1 and 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by TMT Partners Ltd., with respect to which Taylor G.P. Inc. (all of the shares of which are held by Thomas Taylor) acts as sole general partner.

(2)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	TMT Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	300,000

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	PN




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Taylor G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	300,000 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	300,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	CO


----------------------
(1)	Represents shares held by TMT Partners Ltd., with respect to which Taylor G.P. Inc. acts as sole general partner.


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Richard Hayden (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	247,500 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	247,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	247,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by The Nelson Family Trust.




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	George Lindsey (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	247,500 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	247,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	247,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by The Nelson Family Trust.















	INTRODUCTORY STATEMENT

	On July 2, 2001, Systems Holding, Inc., a Delaware corporation ("Holdco") organized by Norton Garfinkle and Bruce F. Failing, Jr. and certain additional investors, entered into an agreement and plan of merger dated that date (the "Merger Agreement") with Electronic Retailing Systems, International, Inc., a Delaware corporation ("ERS"), and Systems Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Holdco, as more fully described under Item 4 herein. In connection with the execution and delivery of the Merger Agreement, Holdco accepted subscription agreements (the "Holdco Subscription Agreements"), as more fully described under Item 6 herein, providing for certain voting and share contribution arrangements with respect to shares of the common stock, $.01 par value, of ERS beneficially owned, within the meaning of Reg.
Section 240.13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Norton Garfinkle, Bruce F. Failing, Jr., Hanseatic Americas LDC, The Selim K. Zilkha Trust, Donald Zilkha, Thomas Taylor and The Nelson Family Trust.

	Pursuant to Reg. Section 240.13d-2, this Statement on
Schedule 13D discloses changes in: (i) the Statement on Schedule 13D dated February 3, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996 and Amendment No. 5 thereto dated April 30, 2001, filed by Norton Garfinkle, Garfinkle Limited Partnership I, ("G.P.I"), Garfinkle Limited Partnership II ("G.P.II") and G.F. Management Corp. ("G.F. Corp."); and (ii) the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996 and Amendment No. 5 thereto dated April 30, 2001, filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Ernest N. Abate, as trustee of The Failing Trust. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.


Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.01 par value ("ERS Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation. The principal executive offices of ERS are located at 488 Main Avenue, Norwalk, Connecticut 06851.



Item 2.	Identity and Background
		-----------------------

	This statement is filed jointly, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act by: (i) Holdco and its wholly-owned subsidiary, Merger Sub; (ii) Mr. Garfinkle, G.P.I, G.P.II and G.F. Corp.; (iii) Mr. Failing, and Mrs. Failing and Mr. Abate, as trustees of The Failing Trust, and Mrs. Failing, individually;
(iv) Hanseatic Americas LDC ("Americas"), and its affiliates, Hansabel Partners LLC ("Hansabel"), Hanseatic Corporation ("Hanseatic") and Wolfgang Traber; (v) Selim K. Zilkha, as trustee of The Selim K. Zilkha Trust (the "Zilkha Trust"); (vi) Donald Zilkha; (vii) Thomas Taylor, and his affiliates, TMT Partners Ltd. and Taylor GP, Inc.; and (viii) Richard Hayden and George Lindsey, as trustees of The Nelson Family Trust (the "Nelson Trust").

	Each of Holdco and Merger Sub is a Delaware corporation formed for purposes of entering into the transactions contemplated by the Merger Agreement, and has its principal offices at 488 Main Avenue, Norwalk, Connecticut 06851. The sole directors of each of Holdco and Merger Sub are Messrs. Garfinkle and Failing and David Lyons, and the sole executive officer thereof is Mr. Garfinkle, who acts as Chairman of the Board and Chief Executive Officer of each. Additional information concerning Messrs. Garfinkle and Failing is set forth below. Mr. Lyons' principal occupation is as President of eSynch Corporation, a software developer with offices at 15502 Mosher Avenue, Tustin, California 92780. Mr. Lyons is a citizen of the United States of America.

	Mr. Garfinkle's principal occupation is as Chairman of Cambridge Management Corporation and its affiliates, which specialize in the research and development of new technologies. Mr. Garfinkle also serves as Chairman of ERS. G.P.I and G.P.II, both Delaware limited partnerships, were each created for the purpose of acting as a holding company; G.F. Corp., a Delaware corporation all of the capital stock of which is held by Mr. Garfinkle (who is the sole director and executive officer of G.F. Corp.), was created for the purpose of acting as the sole general partner of each of G.P.I and G.P.II. The business and principal offices of each of Mr. Garfinkle, G.P.I, G.P.II and G.F. Corp. are located at 133 East 62nd Street, New York, New York 10021. Mr. Garfinkle is a citizen of the United States of America.

	Mr. Failing's principal occupation is as Vice Chairman of the Board and Chief Executive Officer of ERS. Mrs. Failing is engaged in community service for various organizations. The residence address of Mr. and Mrs. Failing is 83 Pecksland Road, Greenwich, Connecticut 06831. Mr. Abate's principal occupation is as an attorney. Mr. Abate's residence address is 69 Old North Stamford Road, Stamford, Connecticut 06905. Mr. and Mrs. Failing and Mr. Abate are citizens of the United States of America.

	Americas is a Bahamian limited duration company, the sole managing member of which is Hansabel, a Delaware limited liability company whose sole managing member is Hanseatic, a New York corporation in excess of a majority of the shares of capital stock of which are held by Mr. Traber. Americas, whose principal business is investing, has its principal business and office at Deltec House, Lyford Cay, Western District, New Providence Island, Bahamas. Hansabel and Hanseatic, whose principal businesses are investing, have their principal businesses and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Mr. Traber and of each other executive officer and director of Hanseatic is set forth in Annex 1 hereto, which information is incorporated herein by reference. Pursuant to Rule 13d-4, any statements by Mr. Traber herein shall not be construed as an admission that he is, for purposes of Section 13(d) of 13(g) of the Exchange Act, the beneficial owner of any securities of ERS.

	Selim K. Zilkha is a private investor whose residence address is 750 Lausanne Road, Los Angeles, California 90077. Selim Zilkha is a citizen of the United States of America.

	Donald Zilkha is President of Zilkha & Company, a private investment advisor, with offices at 767 Fifth Avenue, New York, New York 10153. Mr. Zilkha is a citizen of the United States of
America.

	Mr. Taylor is in the business of investment management as sole executive officer and director of Taylor G.P. Inc., a Texas corporation ("TT Corp") that acts as sole general partner of TMT Partners, Ltd., a Texas limited partnership ("TMT"). Mr. Taylor, TT Corp. and TMT maintain their principal business and offices at 777 Main Street, Suite 1212, Fort Worth, Texas 76102. Mr. Taylor is a citizen of the United States of America.

	Mr. Hayden's principal occupation is as certified public accountant and maintains his business and principal offices at Bernhardt, Karlitz, Hayden & Decruze LLP, 709 Westchester Avenue, White Plains, New York 10604. Mr. Lindsey's principal occupation is as Controller of Newsham Hybrids (USA) Inc., engaged in the development and marketing of advanced swine genetic products, and maintains his business and principal offices at 316 North Tejon Street, Colorado Springs, Colorado 80903.

	During the last five years, none of: (i) Holdco or Merger Sub, or any executive officer or director thereof; (ii) Mr. Garfinkle, G.P.I., G.P.II or G.F. Corp.; (iii) Mr. or Mrs. Failing, or Mr. Abate; (iv) Americas, Hansabel, Hanseatic, or any executive officer or director thereof, including Mr. Traber; (v) Selim Zilkha; (vi) Donald Zilkha; (vii) Mr. Taylor, TMT or TT Corp.; or (viii) Messrs. Hayden or Lindsey; has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
		-------------------------------------------------

		Not applicable.

Item 4.	Purpose of Transaction
		----------------------

	On July 2, 2001, Holdco entered into the Merger Agreement, which provides for the payment by Holdco of $0.26 per share, in cash (the "Merger Consideration"), to each holder of shares of ERS Common Stock other than the shares contributed to Holdco.

	Pursuant to the terms of the Merger Agreement, Merger Sub, Inc. will be merged into and with ERS (the "Merger") following the reclassification (the "Reclassification") of the shares of ERS Common Stock contributed to Holdco as shares of a new class B common stock, $.01 par value (the "ERS Class B Common Stock"), of ERS, and ERS will continue as the surviving corporation. As a result of the Merger, each share of ERS' Series A-1 Preferred Stock, $1.00 par value, and each share of ERS Class B Common Stock, outstanding immediately prior to the Merger will, by virtue of the Merger, continue unchanged and remain outstanding as shares of the capital stock of ERS. Upon effectiveness of the Merger (the "Effective Time"), each share of ERS Common Stock outstanding immediately prior to the Merger, other than dissenting shares, will be converted into the right to receive the Merger Consideration.

At the Effective Time, all options to acquire ERS Common
Stock which are outstanding at the Effective Time under ERS' stock option plans will be assumed by Holdco upon the same terms and conditions as contained under such plans, except that each such option will be exercisable for a number of shares of the common stock, $.01 par value (the "Holdco Common Stock"), of Holdco equal to the number of shares of ERS Common Stock subject to such option immediately prior to the Effective Time, at an option price per share of Holdco Common Stock equal to the exercise price per share of ERS Common Stock subject to such option in effect on such date.

	Each warrant to acquire ERS Common Stock which is outstanding at the Effective Time under the Warrant Agreement dated January 24, 1997 (the "Warrant Agreement") between ERS and American Stock Transfer and Trust Company, as warrant agent, subsequent to the Effective Time will, by virtue of the provisions of the Warrant Agreement, be converted into and represent the right to receive, in lieu of each share of ERS Common Stock issuable pursuant to such warrant prior to the Effective Time, an amount, if any, equal to the amount by which the Merger Consideration exceeds the current exercise price per share of such warrant.

Messrs. Garfinkle and Failing, together with the additional investors in Holdco, own in excess of a majority of outstanding ERS Common Stock, the sole class of voting securities of ERS, and have executed a consent as majority stockholders approving the Merger Agreement. No additional vote of the stockholders of ERS is required to complete the Merger.

	The Merger is conditioned, among other matters, on the distribution to holders of ERS Common Stock of an information statement prepared in accordance with the requirements of the Securities and Exchange Commission and the expiration of applicable notice periods. Holdco expects the Merger to be consummated later in the third quarter of this year. Upon completion of the transaction, the registration of the ERS Common Stock under the U.S. Securities Exchange Act of 1934 would be terminated, and the listing of the ERS Common Stock on the Alternative Investment Market of the London Stock Exchange would be cancelled.

	The full text of the Merger Agreement is attached hereto as Exhibit B and is hereby in its entirety incorporated by reference in response to this item.

	Except as aforesaid, none of the persons named in response to Item 2 herein have any plans or proposals which relate to or would result in any other action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
		------------------------------------

	As of July 10, 2001, Holdco beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 12,844,001 shares (the "Contribution Shares") of ERS Common Stock, constituting, to the best of the knowledge of Holdco, 60.2% of the issued and outstanding shares of ERS Common Stock. The Contribution Shares represent shares beneficially owned by Messrs. Garfinkle and Failing, Americas, the Zilkha Trust, Donald Zilkha, Mr. Taylor and the Nelson Trust that are subject to voting arrangements in favor of Holdco contained in the Holdco Subscription Agreements. As of such date, Merger Sub did not beneficially own any shares of ERS Common Stock.

	As of July 10, 2001, Mr. Garfinkle beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,890,758 shares of ERS Common Stock, constituting, to the best of the knowledge of Mr. Garfinkle, 37.0% of the issued and outstanding shares of Common Stock. Such shares include 600,000 shares held by G.P. I and 6,489,970.5 shares held by G.P. II, with respect to each of which G.F. Corp. (all of the shares of which are held by Mr. Garfinkle) acts as sole general partner, and exclude: (i) an aggregate of 3,145,637 shares (the "Failing Shares") beneficially owned by Mr. Failing, The Failing Trust and Elizabeth Z. Failing de Mocorrea, which are subject to the provisions of a stockholders agreement dated March 12, 1993 (the "ERS Stockholders Agreement") with Mr. Garfinkle, G.P. I and G.P. II; and (ii) the additional Contribution Shares; Mr. Garfinkle is a director and principal stockholder of Holdco.

	As of July 10, 2001, G.P. I beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 600,000 shares of ERS Common Stock, constituting, to the best of the knowledge of G.P. I, 2.8% of the issued and outstanding shares of ERS Common Stock; such shares exclude the Failing Shares, and shares held by G.P. II and directly by Mr. Garfinkle, which are subject to the ERS
Stockholders Agreement. As of such date, G.P. II beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 6,489,970.5 shares of ERS Common Stock, constituting, to the best of the knowledge of G.P.II, 30.4% of the issued and outstanding shares of ERS Common Stock; such shares exclude the Failing
Shares, and shares held by G.P.I and directly by Mr. Garfinkle, which are subject to the ERS Stockholders Agreement. As of such date, the G.F. Corp. beneficially owned, for purposes of Rule 13d-
3 under the Exchange Act, 7,089,970.5 shares of ERS Common Stock, constituting, to the best of the knowledge of G.F. Corp., 33.2% of the issued and outstanding shares of ERS Common Stock; such shares represent 600,000 shares held by G.P. I and 6,489,970.5 shares held by G.P. II, and exclude the Failing Shares and shares held directly by Mr. Garfinkle, which are subject to the ERS
Stockholders Agreement.

	As of July 10, 2001, Mr. Failing beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 3,145,637 shares of ERS Common Stock, constituting, to the best of the knowledge of Mr. Failing, 14.7% of the issued and outstanding shares of ERS Common Stock. Such shares include 1,318,489 shares (the "Failing Trust Shares") held by the Failing Trust, 168,318 shares (the "EZF Shares"), held by Elizabeth Z. Failing de Mocorrea ("EZF"), Mr. Failing's sister, and 20,000 shares (the "Joint Failing Shares") held jointly with Mrs. Failing, and exclude (i) an aggregate of 7,890,758 shares (the "Garfinkle Shares") beneficially owned by Mr. Garfinkle, G.P.I and G.P.II which are subject to the provisions of the ERS Stockholders Agreement and (ii) the additional Contribution Shares; Mr. Failing is a director and principal stockholder of Holdco.

	As of July 10, 2001, Mrs. Failing beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,338,489 shares of ERS Common Stock, constituting, to the best of the knowledge of Mrs. Failing, 6.3% of the issued and outstanding shares of ERS Common Stock; such shares represent the Failing Trust Shares and the Joint Failing Shares and exclude the Garfinkle Shares and 1,807,148 shares beneficially owned by Mr. Failing (including the EZF Shares) which are subject to the ERS Stockholders Agreement. As of such date, Mr. Abate beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,318,489 shares of ERS Common Stock, constituting, to the best of the knowledge of Mr. Abate, 6.2% of the issued and outstanding shares of ERS Common Stock; such shares represent the Failing Trust Shares and exclude the Garfinkle Shares and 1,827,148 shares beneficially owned by Mr. Failing (including the EZF Shares and the Joint Failing Shares), which are subject to the ERS Stockholders Agreement.

	As of July 10, 2001, Americas beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 581,800 shares (the "Americas Shares") of ERS Common Stock, constituting, to the best of the knowledge of Americas, 2.7% of the issued and outstanding shares of ERS Common Stock. Hansabel is the managing member of Americas and, accordingly, may be deemed beneficially to own the Americas Shares; Hanseatic is the managing member of Hansabel and, accordingly, may be deemed beneficially to own the Americas Shares; and Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Americas Shares.

	As of July 10, 2001, Selim Zilkha, as trustee of the Zilkha Trust, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 580,834 shares (the "Zilkha Trust Shares")of ERS Common Stock, constituting, to the best of the knowledge of Selim Zilkha, 2.7% of the issued and outstanding shares of ERS Common Stock.

	As of July 10, 2001, Donald Zilkha beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 97,472 shares (the "DZ Shares") of ERS Common Stock, constituting, to the best of the knowledge of Donald Zilkha, 0.5% of the issued and outstanding shares of ERS Common Stock. Such shares exclude 45,000 shares issuable upon exercise of stock options granted by ERS exercisable within 60 days.

	As of July 10, 2001, Mr. Taylor beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 300,000 shares (the "Taylor Shares") of ERS Common Stock, constituting, to the best of the knowledge of Mr. Taylor, 1.4% of the issued and outstanding shares of ERS Common Stock; such shares represent shares held by TMT, with respect to which TT Corp. (all of the shares of which are held by Mr. Taylor) acts as sole general partner. As of such date, each of TMT and TT Corp. beneficially owned the Taylor Shares.

	As of July 10, 2001, each of Messrs. Hayden and Lindsey, as trustees of the Nelson Trust, beneficially owned 247,500 shares (the "Nelson Shares") of ERS Common Stock, constituting, to the best of the knowledge of each of Messrs. Hayden and Lindsey, 1.2% of the issued and outstanding shares of ERS Common Stock.

	(b)	Of the shares of ERS Common Stock beneficially owned by
Holdco: (i) the Garfinkle Shares are held by Holdco with shared power to vote or to direct the vote thereof with Mr. Garfinkle;
(ii) the Failing Shares are held with shared power to vote or to direct the vote thereof with Mr. Failing (of which, in addition, the Failing Trust Shares are held with shared power to vote or to direct the vote thereof with Mrs. Failing and Mr. Abate, the Joint Failing Shares are held with shared power to vote or to direct the vote with Mrs. Failing and the EZF Shares are held with shared power to vote or to direct the vote with EZF); (iii) the Americas Shares are held with shared power to vote or to direct the vote thereof with Americas; (iv) the Zilkha Trust Shares are held with shared power to vote or to direct the vote thereof with Selim
Zilkha; (v) the DZ Shares are held with shared power to vote or to direct the vote thereof with Donald Zilkha; (vi) the Taylor Shares are held with shared power to vote or to direct the vote thereof with Mr. Taylor; and (vii) the Nelson Shares are held with shared power to vote or to direct the vote thereof with Messrs. Hayden and Lindsey. Exclusive of any effect of the provisions of the Holdco Subscription Agreements, the shares of ERS Common Stock beneficially owned by Holdco are not held with power to dispose or to direct the disposition thereof.

	Exclusive of any effect of the relationships set forth under the ERS Stockholders Agreement, or of the provisions of the Holdco Subscription Agreements: (i) all shares of ERS Common Stock beneficially owned by Mr. Garfinkle are held by Mr. Garfinkle with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof; (ii) all shares of ERS Common Stock beneficially owned by G.P.I are held by G.P.I with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with G.F. Corp. and Mr. Garfinkle; (iii) all shares of ERS Common Stock beneficially owned by G.P.II are held by G.P.II with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with G.F. Corp. and Mr. Garfinkle; and (iv) all shares of ERS Common Stock beneficially owned by G.F. Corp. are held by G.F. Corp. with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Mr. Garfinkle.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, or of the provisions of the Holdco Subscription Agreements: (i) Mr. Failing has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 1,638,830 shares of ERS Common Stock, and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 1,506,807 shares of ERS Common Stock, consisting of the Failing Trust Shares (with respect to which such shared power is held with Mrs. Failing and Mr. Abate), the EZF shares (with respect to which such shared power is held with EZF) and the Joint Failing Shares (with respect to which such shared power is held with Mrs. Failing); (ii) Mrs. Failing has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,318,489 shares of ERS Common Stock, consisting of the Failing Trust Shares (with respect to which such shared power is held with Messrs. Failing and Abate), and also of the Joint Failing Shares (with respect to which such shared power is held with Mr. Failing); and (iii) Mr. Abate has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, the Failing Trust Shares (with respect to which such shared power is held with Mr. and Mrs. Failing).

	During the last five years, EZF, a citizen of the United Stated of America whose residence address is 120 Piping Rock Road, Locust Valley, New York 11560 and who is engaged in community service for various organizations, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Exclusive of any effect of the provisions of the Holdco Subscription Agreements: (i) all shares of ERS Common Stock beneficially owned by Americas are held by Americas with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof; (ii) all shares of ERS Common Stock beneficially owned by Hansabel are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas; (iii) all shares of ERS Common Stock beneficially owned by Hanseatic are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas; and (iv) all shares of ERS Common Stock beneficially owned by Mr. Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

	Exclusive of any effect of the provisions of the Holdco
Subscription Agreements, all shares of ERS Common Stock beneficially owned by Selim Zilkha are held by Selim Zilkha with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

	Exclusive of any effect of the provisions of the Holdco
Subscription Agreements, all shares of ERS Common Stock beneficially owned by Donald Zilkha are held by Donald Zilkha with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

	Exclusive of any effect of the provisions of the Holdco Subscription Agreements: (i) all shares of ERS Common Stock beneficially owned by Mr. Taylor are held with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof; (ii) all shares of ERS Common Stock beneficially owned by TMT are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Mr. Taylor and TT Corp.; and
(iii) all shares of ERS Common Stock beneficially owned by TT Corp. are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Mr. Taylor.

	Exclusive of any effect of the provisions of the Holdco Subscription Agreements, all shares of ERS Common Stock beneficially owned by each of Messrs. Hayden and Lindsey are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with each other.

(c) Not applicable.

(d) G.F. Corp. (all of the capital stock of which is held by Mr. Garfinkle) may pay or apply dividends or proceeds from the sale of the shares held, respectively, by G.P. I and G.P. II to their respective limited partners. The sole limited partners of G.P. I are the G/N Garfinkle Trust and Mr. Garfinkle and the sole limited partners of GP II are Mr. Garfinkle and Gillian Garfinkle and Nicholas Garfinkle, the children of Mr. Garfinkle.

	Mrs. Failing and Mr. Abate, as co-trustees of the Failing
Trust, may pay or apply dividends or proceeds from the sale of the Failing Trust Shares to the beneficiaries thereof, namely Lindsey
Failing and Bruce Failing III, the children of Mr. and Mrs.
Failing.

	Selim Zilkha, as trustee of the Zilkha Trust, and Messrs. Hayden and Lindsey, as trustees of the Nelson Trust, may pay or apply dividends or proceeds from the sale of ERS Common Stock held to the respective beneficiaries of such trusts. T.T. Corp. (all of the capital stock of which is held by Mr. Taylor) may pay or apply dividends or proceeds from the sale of shares of ERS Common Stock held to the limited partners of TMT.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings
		or Relationships with Respect to Securities
		of the Issuer
		--------------------------------------------

	Holdco and Merger Sub have entered into the Merger Agreement with ERS, as more fully described under Item 4 herein.

	Under the Holdco Subscription Agreements, each stockholder of Holdco has agreed to take all such action as shall reasonably be requested by Holdco to vote its shares of ERS Common Stock, and all shares of the capital stock of ERS (x) into which such shares may be reclassified or (y) distributed in respect of such shares or received in exchange for such shares, and/or exercise any consensual rights with respect thereto, to approve the Merger Agreement, and the consummation of the transactions contemplated by the Merger Agreement, including, without limitation, the approval of an amendment to ERS' certificate of incorporation whereby the outstanding shares of ERS Common Stock held by Holdco would be reclassified as shares of ERS Class B Common Stock; and against any proposal inconsistent with the foregoing transactions.

	Under the Holdco Subscription Agreements, on the contribution date specified thereunder each stockholder of Holdco will contribute to Holdco the shares of ERS Common Stock held by it, which Holdco anticipates will occur immediately prior to the Reclassification.

	Under the ERS Stockholders Agreement, members of the Garfinkle family (including related parties) and of the Failing family (including related parties), have agreed that: (i) through March 2003, they will use their best efforts to provide that the Board of Directors of ERS will consist of not more than seven directors, six of whom (or such lesser number equivalent to the then current number of directors) will be designated by Messrs. Garfinkle and Failing in proportion to the respective beneficial holdings of shares of ERS Common Stock of the Garfinkle family and the Failing family, (ii) except for sales effected pursuant to Rule 144 and transfers to affiliates, family members or related trusts, neither family may transfer any shares of ERS Common Stock to any third party without first offering such shares to the other family at the same price as offered by such third party, (iii) in the event either family proposes to transfer shares of ERS Common Stock to a third party in a transaction pursuant to which control of ERS would change, the other family will have the right, on the same terms, to participate in such transaction, and (iv) through March 2003, Mr. Garfinkle has the option to acquire at fair market value all shares held by the Failing family upon the death or incapacity of Mr. Failing, which option may be assigned to ERS, subject to ERS' acceptance of such option. Such arrangements terminate in the event either family owns less than ten percent of the outstanding ERS Common Stock, or if Messrs. Garfinkle and Failing are unable to elect at least a majority of the Board of Directors of the Corporation. Mr. Garfinkle and Failing, and their respective family groups, have agreed that the ERS Stockholders Agreement will terminate upon consummation of the Merger.

	Holders of shares of ERS Common Stock obtained upon conversion of ERS' previously outstanding Series A Cumulative Convertible Preferred Stock, $1.00 par value (the "Series A Preferred Stock"), remain entitled to certain demand and incidental registration rights which, in the case of such demand rights, obligate ERS to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify ERS that they intend to offer for sale in the aggregate at least 100,000 shares of ERS Common Stock. Such holders include GP II, Mr. Failing, Americas and Donald Zilkha.

	Under agreements entered into by ERS in 1993 with the limited partners of a partnership affiliated with ERS' predecessor corporation (including Donald Zilkha, Americas' predecessor-in-interest and the Zilkha Trust), such partners hold certain demand and incidental registration rights and co-sale rights. In addition, the former stockholders of ERS' predecessor corporation, including Messrs. Garfinkle and Failing, and their respective affiliates and related family trusts, became entitled to certain demand and incidental registration rights with respect to shares of ERS Common Stock held by them upon ERS' acquisition of its predecessor corporation, which, in the case of such demand registration rights, operate pursuant to the standards applicable to the shares obtained upon conversion of Series A Preferred Stock. Certain stockholders of ERS, including GP II, Donald Zilkha and the Zilkha Trust, became entitled to certain incidental registration rights with respect to shares of ERS Common Stock purchased by them in a 1996 private placement by ERS.

	Except as aforesaid, none of the persons named in response to
Item 2 herein have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
		--------------------------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)

Exhibit B	-	Agreement and Plan of Merger dated July 2, 2001
among ERS, Holdco and Merger Sub

Exhibit C	-	Form of Holdco Subscription Agreement (Share
Contribution)

Exhibit D	-	Registration Rights Agreement dated July 11, 1996

Exhibit E	-	Registration Rights Agreement dated July 24, 1995

Exhibit F	-	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997
and Amendment No. 2 dated April 25, 1998

Exhibit G	-	Registration Rights Agreement dated March 12, 1993

Exhibit H	-	Reorganization Agreement dated March 12, 1993


SIGNATURE


         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001	SYSTEMS HOLDING, INC.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle, Chairman

Dated: July 10, 2001	SYSTEMS MERGER SUB, INC.

		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle, Chairman


Dated: July 10, 2001	s/Norton Garfinkle
		------------------------------

Dated: July 10, 2001	GARFINKLE LIMITED
		 PARTNERSHIP I

		By: G.F. Management Corp.
		    general partner


		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle
		   Chairman

Dated: July 10, 2001	GARFINKLE LIMITED
		 PARTNERSHIP II

		By: G.F. Management Corp.
		    general partner

		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman

Dated: July 10, 2001	G.F. MANAGEMENT CORP.


		By s/Norton Garfinkle
		    --------------------------
		  Norton Garfinkle
		  Chairman

Dated: July 10, 2001
		s/Bruce F. Failing, Jr.
		------------------------------
		Bruce F. Failing, Jr.

Dated: July 10, 2001
		s/Leigh Q. Failing
		-----------------------------
		Leigh Q. Failing, individually
		and as Trustee of The Failing
		Trust

Dated: July 10, 2001
		s/Ernest N. Abate
		-----------------------------
		Ernest N. Abate, as Trustee
		of The Failing Trust


		HANSEATIC AMERICAS LDC

		By:	Hansabel Partners LLC

		By:	Hanseatic Corporation


Dated: July 10, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSABEL PARTNERS LLC

		By:	Hanseatic Corporation


Dated: July 10, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSEATIC CORPORATION


Dated: July 10, 2001	By s/Paul A. Biddelman
		  ----------------------------
		   Paul A. Biddelman
		   President


Dated: July 10, 2001	s/Wolfgang Traber
		------------------------------
		Wolfgang Traber


Dated: July 10, 2001	s/Selim K. Zilkha
		------------------------------
		Selim K. Zilkha, as Trustee
		 of The Selim K. Zilkha Trust


Dated: July 10, 2001	s/Donald Zilkha
		------------------------------
		Donald Zilkha

Dated: July 10, 2001	s/Thomas Taylor
		------------------------------
		Thomas Taylor


		TMT PARTNERS LTD.

		By:	Taylor G.P. Inc.


Dated: July 10, 2001	By s/Thomas Taylor
		   ---------------------------


		TAYLOR G.P. INC.


Dated: July 10, 2001	By s/Thomas Taylor
		   ---------------------------


Dated: July 10, 2001	s/Richard W. Hayden
		------------------------------
		Richard W. Hayden, as Trustee
 of The Nelson Family Trust


Dated: July 10, 2001	s/George Lindsey
		------------------------------
		George Lindsey, as Trustee of
 The Nelson Family Trust


Annex 1

										    	Principal
Name and									    	Occupation,
Business or					Relationship   	Employer and
Residence							to Hanseatic   	Address of
Address				Citizenship	Corporation    	Employer
-----------			----------		-------------  	---------------

Wolfgang Traber			Germany		Chairman	     	Chairman
Hanseatic Corporation								Hanseatic Corporation
450 Park Avenue									450 Park Avenue
Suite 2302										Suite 2302
New York, NY 10022								New York, NY 10022

Gustav zu				Germany		Director		Managing Director
 Salm-Horstmar									DHW Limited
DHW Limited									7-9 King Henry Terrace
Sovereign Court									Sovereign Court
Sovereign Court									Sovereign Court
London E19HE									London E19HE

Constantin R. Boden 		United States	Director		Principal
Boden Partners LLC								Boden Partners LLC
450 Park Avenue									450 Park Avenue
Suite 2302										Suite 2302
New York, NY 10022								New York, NY 10022

Paul A. Biddelman		United States	President		President
Hanseatic Corporation								Hanseatic Corporation
450 Park Avenue									450 Park Avenue
New York, NY 10022								New York, NY 10022

Bruce Beaty				Germany		Vice President	Vice President
Hanseatic Corporation								Hanseatic Corporation
450 Park Avenue									450 Park Avenue
New York, NY 10022								New York, NY 10022

Bernirene Ramos			United States	Treasurer		Treasurer
Hanseatic Corporation								Hanseatic Corporation
450 Park Avenue									450 Park Avenue
Suite 2302										Suite 2302
New York, NY 10022								New York, NY 10022







	INDEX TO EXHIBITS
	-----------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)

Exhibit B	-	Agreement and Plan of Merger dated July 2,
2001 among ERS, Holdco and Merger Sub

Exhibit C	-	Form of Holdco Subscription Agreement (Share
Contribution)

Exhibit D	-	Registration Rights Agreement dated July 11,
1996

Exhibit E	-	Registration Rights Agreement dated July 24,
1995

Exhibit F	-	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997
and Amendment No. 2 dated April 25, 1998


Exhibit G	-	Registration Rights Agreement dated March
12, 1993

Exhibit H	-	Reorganization Agreement dated March 12,
1993








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